 **Swire Pacific**

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: ~~2845 4876~~ = 28455445

03 MAY 19 AM 7:21

Our Ref: CSA/PAC1/24

15th May 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA


03050610

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, please note that Mr. T.S. Lo retired from the Board of Swire Pacific Limited at the annual general meeting held on 15th May 2003, and did not seek re-election.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Company Secretary

dlw 5/20

MY/ry
Pac/Pac1-24 SEHKNY/SEHK-NY

c.c. Brian Ho (BONY NY)

 **Swire Pacific**

03 MAY 19 AM 7:21

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: ~~2845 4876~~ 28455445

Our Ref: CSA/PAC1/24

15th May 2003

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we attached a copy each of the resolutions passed at the Annual General Meeting and separate Meeting of the "A" and "B" shareholders of the Company held today.

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Secretary

MY/ry
Encl.
Pac/Pac1-24 SEHKNY/SEHK-NY